Law Offices

Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA  19103-7018
215.564.8000

November 10, 2011

VIA EDGAR

Mark A. Cowan, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re:          Genworth Variable Insurance Trust
File No: 811-22205

Dear Mr. Cowan:

On behalf of Genworth Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on November 1, 2011, with regard to the Registrant’s preliminary proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2011, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Proxy Statement”).  For your convenience, your comments appear in bold and the Registrant’s response is included immediately below each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Proxy Statement.

1.	Comment. Plan of Substitution (p. 3) – Please consider clarifying that the substitutions will not affect the eligibility of the investment strategy required for the optional living benefit rider.

Response.  The following disclosure has been added to page 3 of the Proxy Statement:

“Contract Holders who have elected an optional living benefit rider with their Contracts are required to invest all of their purchase payments and Contract value in accordance with a prescribed investment strategy.  The Substitution will not affect the eligibility of any prescribed investment strategy.  In other words, Contract Holders who are invested in accordance with a prescribed investment strategy before the Substitution will be invested in a prescribed investment strategy after the Substitution.”

Comment.  Performance and Fee Comparison (p. 41+) – Please include pro forma information in the expense comparison tables, as well as provide pro forma expense examples as required by Item 22(a)(3)(iv) of Schedule 14A.

Response.  Because adding detailed pro forma expense information would, in many cases, be duplicative of the expense information already provided for each Substitute Portfolio, we believe that adding the following sentence before each expense comparison table appropriately addresses the comment:

“Estimated pro forma expense ratios of the Substitute Portfolio giving effect to the Substitution would be the same as or lower than those shown below for the Substitute Portfolio.”

2.
Comment.  Voting Information (p. 60) – With respect to Quorum, the disclosure states that “Quorum may be satisfied through echo voting, as described below.”  However, there does not appear to be a reference to “echo voting” in the subsequent disclosure.  Please revise accordingly.

Response.  The disclosure has been revised accordingly.

3.	Comment. Proposals 1 through 12 should be listed separately with relevant information regarding each “substitution.”

Response.  We believe that the format of the Proxy Statement is appropriate and consistent with precedent, and we respectfully decline to change the order of the Proxy Statement.1

In connection with the Registrant’s response to the SEC Staff’s comments on the Proxy Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

 /s/Fabio Battaglia, III
Fabio Battaglia, III

1	See the proxy statement filed with the SEC on March 9, 2007 by BlackRock Series Fund, Inc. (File No. 811-03091).

Cc:           Carrie E. Hansen
Genworth Financial Wealth Management, Inc.

Aneal Krishnamurthy, Esq.
Michael Pappas, Esq.
Genworth Financial, Inc.

Christopher Palmer, Esq.
Goodwin Procter LLP